Exhibit 12.1

Kellogg Company

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
(dollars in millions)	January 2, 2016	January 3, 2015	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011
Fixed charges:
Interest expense, prior to amounts capitalized	$231	$214	$237	$263	$237	$250
Interest included in interest expense not related to third party indebtedness (interest on uncertain tax positions)	—	(3)	(4)	(4)	3	(2)
Portions of rental expense representing interest	63	59	58	58	55	51
Less: interest expense related to the early redemption of long-term debt	—	7	—	—	—	—

Total fixed charges (B)	$294	$277	$291	$317	$295	$299

Earnings before income taxes	$773	$825	$2,606	$1,325	$1,184	$1,790
Fixed charges	294	277	291	317	295	299
Interest on uncertain tax positions included in pre-tax income	—	3	4	4	(3)	2
Amortization of capitalized interest	3	3	3	5	5	6
Less: interest capitalized	(4)	(5)	(3)	(2)	(5)	(2)

Earnings before income taxes and fixed charges (A)	$1,066	$1,103	$2,901	$1,649	$1,476	$2,095

Ratio of earnings to fixed charges (A/B)	3.6	4.0	10.0	5.2	5.0	7.0